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                      BEFORE THE PUBLIC SERVICE COMMISSION
                           OF THE STATE OF MISSISSIPPI


IN THE MATTER OF THE
JOINT APPLICATION BY
ENTEX, NORAM ENERGY CORP.,
HOUSTON INDUSTRIES INCORPORATED,
HOUSTON LIGHTING AND POWER COMPANY
AND HI MERGER, INC. FOR APPROVAL
OF A MERGER TRANSACTION

                                                          DOCKET NO. 96-UA-0438


                    FINAL ORDER APPROVING MERGER TRANSACTION


         THIS DAY this cause came on for decision before the Public Service Commission of the State of Mississippi ("Commission") on the Joint Application of Entex, a Division of NorAm Energy Corp. ("Entex"), NorAm Energy Corp. ("NorAm"), Houston Industries Incorporated ("HI"), Houston Lighting & Power Company ("HL&P") and HI Merger, Inc. (collectively referred to hereinafter as "Applicants") for the approval of an agreement and plan of merger ("Merger Agreement") entered into among HI, HL&P, HI Merger, Inc. and NorAm ("Parties") on August 11, 1996.
         Due and proper notice of the filing of the application and notice of the time and place of hearing was given by publication in newspapers having general circulation in the Mississippi counties wherein the facilities and service areas of Entex are located, including publication of such notice to the public in the Clarion Ledger, a daily newspaper published at the seat of government at Jackson, Hinds County, Mississippi. Proofs of Publication have been filed with this Commission in the above-styled and numbered cause.


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         On October 17, 1996, Entergy Mississippi, Inc. ("Entergy Mississippi")
filed its motion to intervene in the above-styled and numbered cause and, on October 21, 1996, this Commission entered its order allowing the intervention of Entergy Mississippi in said cause.
         On October 31, 1996, this Commission entered its Scheduling Order. Under the terms and conditions of said Scheduling Order, Entergy Mississippi was required to file all direct testimony and rebuttal testimony on or before November 25, 1996. The Applicants had previously filed, with their joint application, the direct testimony of Stephen C. Schaeffer in support of said application.
         On November 5, 1996, this Commission entered its order setting this cause for special hearing Wednesday, the 11th day of December, 1996.
         On December 5, 1996, Entergy Mississippi filed its Motion to Withdraw its Intervention, and said Motion has been granted. There being no other intervenors, this matter is now before this Commission as an uncontested case.
         This Commission, having considered the Joint Application and the exhibits thereto, including the prefiled testimony of Stephen C. Schaeffer in support of said application, and upon recommendation of the Public Utilities Staff, after its review, that the Joint Application be approved, finds as follows:
                                       I.
         NorAm is a corporation organized and existing pursuant to the laws of the State of Delaware, qualified to do business and doing business in a number of states, including the State of Mississippi. A true and correct copy of NorAm's Charter of Incorporation and its Certificate of Authority to do business in Mississippi were heretofore filed with the Commission and are by reference made a part hereof. NorAm's principal executive offices are located at 1600 Smith Street, 32nd Floor, Houston,


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Texas 77002. Through its Arkla, Entex and Minnegasco gas distribution divisions,
NorAm is the nation's third-largest natural gas distribution utility in terms of number of customers, providing service to over 2.7 million customers in six states. NorAm operates interstate natural gas pipeline facilities through NorAm Gas Transmission Company and Mississippi River Transmission Corporation; natural gas gathering systems in Oklahoma, Louisiana, Arkansas and Texas; and engages in various other energy-related businesses, including natural gas and electric wholesale trading, gas storage, wholesale electric services and unregulated retail energy services to industrial and large commercial customers.
         Entex operates a natural gas distribution business in Louisiana, Mississippi and Texas. Within Mississippi, Entex serves approximately 116,000 customers, primarily in the southern half of Mississippi. Entex's principal Mississippi offices are located at 216 Woodgate Drive, Brandon, Mississippi 39043. Entex is a public utility within the meaning of Public Utility Laws of the State of Mississippi and its intrastate business and property in this state is subject to the jurisdiction of the Commission.
                                       II.
         HI and HL&P are organized and existing pursuant to the laws of the State of Texas. HI is a holding company operating principally in the electric utility business. HL&P is a wholly-owned subsidiary and is the principal subsidiary of HI, is engaged in the generation, transmission, distribution and sale of electric energy. HL&P is the nation's ninth largest electric utility in terms of kilowatt-hour sales and serves approximately 1.5 million residential, commercial, and industrial customers. HL&P's service area covers a 5,000-square mile area on the Texas Gulf Coast, including Houston (the nation's fourth largest city). HL&P is regulated by the Texas Public Utility


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Commission. Houston Industries Energy, Inc. ("HI Energy"), another subsidiary of
HI, participates in unregulated domestic and foreign power generation projects and invests in the privatization of foreign electric utilities. None of said entities do business in Mississippi. HI Merger, Inc. ("Merger Sub") is a wholly-owned subsidiary of HI, founded in August 1996 to facilitate the merger. HI, HL&P and Merger Sub are referred to collectively in this Order as the "HI Applicants". The HI Applicants' principal offices are located at Houston Industries Plaza, 1111 Louisiana Street, Houston, Texas 77002.

                                      III.
         The Merger Agreement was entered into on August 11, 1996. The Merger Agreement provides that under the expected form of the merger (Expected Structure), HI and HL&P will be combined into a single company with HL&P as the surviving company to be renamed Houston Industries Incorporated ("Houston"). NorAm will become a wholly owned subsidiary of Houston. Under the Expected Structure, Entex (as well as Arkla and Minnegasco, the other existing NorAm gas distribution divisions) will continue to operate as divisions of NorAm. HI and NorAm have filed at the United States Securities and Exchange Commission ("SEC") an application for an order determining that the public utility holding company resulting from the Expected Structure will be an exempt public utility holding company under section 3(a)(2) of the Public Utility Holding Company Act of 1935 ("PUHCA"). They expect the exemption will be granted.
                                       IV.
         Under the terms of the Merger Agreement, HI will pay approximately $2.5 billion for NorAm common stock and equivalents. HI will pay $16.00 for each NorAm common share outstanding, approximately 50% of the aggregate consideration for the NorAm Common Stock will be paid in


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cash and approximately 50% in HI common stock. The details of how this payment will be made are set forth at length in Article II of the Merger Agreement. None of NorAm's $1.4 billion debt will be retired in connection with the transactions.
                                       V.
         The merger will not result in any fundamental change in the operations of Entex or the provision of natural gas service to Mississippi customers. Entex will continue to maintain its Mississippi offices and provide Mississippi regulators unimpeded access at those offices to its respective books and records and other information needed to fulfill their constitutional and statutory responsibilities. Decisions regarding operations will generally remain with Entex. The employees of Entex are very familiar with Entex's public utility operation in Mississippi and with the company's Mississippi customers. As is currently the case with NorAm, Entex will continue to conduct its own planning and budgeting subject to corporate approval.
                                       VI.
         By combining, HI and NorAm will achieve a dramatic increase in the financial resources backing service by both enterprises. With combined assets of approximately $17.6 billion and a strong combined balance sheet, the combined companies should be able to support innovative customer initiatives while continuing to meet traditional utility standards of reliability and reasonable cost.
         In addition to increased financial strength, combining the gas expertise of NorAm and electric expertise of HI will allow both companies to be more efficient and effective participants in their markets directly benefiting the customers of Entex.


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         The merger will also help prepare the Companies for this future.
Consequently, Mississippi ratepayers will ultimately benefit from the strategic advantages of the merger.
                                      VII.
         In many cases involving mergers, acquisitions and exchanges of property, transactions occur at a price greater than the book cost of the assets involved. The resulting acquisition premium can then become a significant issue in future rate cases, if the regulated utility seeks to recover it from ratepayers. In the proposed merger, HI will pay a premium over book value for NorAm as a whole. However, no acquisition adjustment to rate base or expenses has been requested in this case and nothing herein shall be construed as granting such adjustment. In fact, in his prefiled direct testimony, Mr. Schaeffer committed that none of the Applicants would seek to recover in rates any of the acquisition premium being paid in this transaction. This commitment ensures that the customers of Entex in Mississippi will not bear any of the acquisition premium.
                                      VIII.
         There are no significant near-term cost savings projected from the merger transaction, so there is little opportunity to generate near-term rate reductions, as in mergers between electric utilities with adjoining service territories. However, to the extent that there are savings that result from the merger, the ratepayers of Mississippi will benefit because such savings will help Entex maintain its current rates and charges at the levels which were approved by this Commission in its final order entered in the rate case filed by Entex on May 17, 1996 in MPSC Docket No. 96-UA- 0202.




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                                       IX.
         The merger should improve the financial condition of NorAm because the combined company will possess greater financial flexibility than NorAm currently has. The merger should also maintain or improve the quality of service to customers of Entex. Following the merger, Entex will remain a division of NorAm. Entex will retain its name and separate identity and will continue to maintain the level of service it now provides with no adverse effect on operations. The merger does not seek any changes in any of the policies of Entex with respect to service, employees, operations, financing, accounting, capitalization, depreciation or any other matters affecting the public interest or utility operations.
                                       X.
         This Commission specifically finds that the merger is consistent with the public interest; that the Applicants are fit and able properly to perform the public utility services authorized by NorAm's certificates and are ready, willing and able to continue to provide safe, reliable and adequate service to the utility's ratepayers. This Commission also finds that the transaction proposed is in good faith, and, after completion of the merger, Entex will continue to be fit and able properly to perform the public utility services authorized by the Certificates of Public Convenience and Necessity heretofore issued to it and to comply with the lawful rules, regulations and requirements of the Commission.
         IT IS THEREFORE ORDERED AS FOLLOWS:
         1. The relief requested in the Joint Application heretofore filed in this cause should be and the same is hereby granted and the Expected Structure of the merger as set forth in the merger agreement should be and the same is hereby approved.


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         2. Entex, should be and it is hereby authorized to continue, from and after consummation of said merger, to operate as a public utility in Entex's certificated areas in Mississippi pursuant to the terms, conditions and rates previously approved by this Commission.
         3. This Order extends only to the Expected Structure of the merger as set forth in the Merger Agreement, as discussed above. If, for any reason, the merger is not completed under the Expected Structure, Applicants are directed to seek further approval from the Commission prior to proceeding with either of the alternative forms of the merger provided for in the Merger Agreement.
         Chairman Nielsen Cochran votes aye, Vice Chairman Bo Robinson votes aye and Commissioner Curt Hebert, Jr. votes aye.
         ORDERED AND ADJUDGED by the Commission, this the 11th day of December, 1996.
                      MISSISSIPPI PUBLIC SERVICE COMMISSION



                                   /s/ Nielsen Cochran
                                       ------------------------------
                                       NIELSEN COCHRAN, CHAIRMAN


                                   /s/ Bo Robinson
                                       ------------------------------
                                       BO ROBINSON, VICE CHAIRMAN


                                   /s/ Curt Hebert, Jr.
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                                       CURT HEBERT, JR., COMMISSIONER


ATTEST, A TRUE COPY:


/s/ Brian U. Ray
    ---------------------------------
    BRIAN U. RAY, EXECUTIVE SECRETARY



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